AMERITYRE CORPORATION

1501 Industrial Road

Boulder City, NV 89005

April 6, 2006

Nili Shah, Branch Chief

Jenn Do, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Amerityre Corporation (the “Company”)

SEC File No. 000-50053

Form 10-KSB for the fiscal year ended June 30, 2005

Form 10-QSB for the quarter ended December 31, 2005

Response to Comment Letter dated March 16, 2006

Ladies and Gentlemen:

To assist the Staff of the Commission in completing its review of the above referenced filings, the comments from your comment letter dated March 16, 2006, are quoted below and are followed in each case by the Company’s response thereto. In addition, we have attached to this response certain supplemental information either requested by the Commission’s comments and/or in addition to the Company’s responses. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

Form 10-KSB for the year ended June 30, 2005

General

1. COMMENT: Please note and update your commission file number in future filings. We note that your file number in EDGAR is 000-50053.

RESPONSE: Comment noted. The Company will update its commission file number in future filings to 000-50053.

2. COMMENT: Please tell us your basis for determining that you were eligible to remain in the S-B system in fiscal 2005. As part of your response, please provide us with your calculation of your public float for fiscal 2002, 2003, and 2004.

RESPONSE:  At the end of the Company’s fiscal 2004, the Company reviewed Item 10 of Regulation S-B, to determine if the Company was eligible to remain in the S-B system for fiscal 2005. At the time of the determination, the Company (i) had revenues of less than $25,000,000; (ii) was a U.S. or Canadian issuer; (iii) was not an investment company; and (iv) was not a subsidiary of a parent corporation. Since its inception, through the beginning of fiscal 2005, the Company has met the definition of small business issuer. Although, as indicated in the table below, the Company had a public float in excess of $25,000,000 at the end of fiscal 2004, the Company’s public float calculation for fiscal 2003, did not exceed $25,000,000.

Under Item 10 (a)(2)(iii), it states “Once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.”  Because the Company’s public float calculation for fiscal 2003 was less than $25,000,000, the Company did not become ineligible for Regulation S-B, until the end of fiscal 2005. The table below sets forth the Company’s calculation of public float for fiscal 2005, 2004, 2003 and 2002.

Fiscal Year	Total Shares Issued and Outstanding on date of Lowest Closing Price of Stock within 60 days prior to FYE	Total Shares Held by Non-Affiliates on date of Lowest Closing Price within 60 days prior to FYE	Total Shares Held by Affiliates on date of Lowest Closing Price within 60 days prior to FYE	Lowest Closing Price of Stock within 60 days prior to FYE	Aggregate Market Value of Shares Held by Non-Affiliates	Date of Lowest Close
2005	19,475,216	15,472,054	4,003,162	$4.80	$74,265,859	4/12/2005
2004	18,275,268	11,829,354	3,215,114	$8.20	$97,000,703	5/21/2004
2003	15,044,468	12,147,922	2,896,546	$1.95	$23,688,448	4/23/2003
2002	13,887,732	10,936,186	2,951,546	$2.70	$29,527,702	6/24/2002

Item 6, Management’s Discussion and Analysis, page 11

3.  In future filings, please disclose the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. At a minimum, these disclosures should discuss the uncertainties surrounding your accounting for impairment charges and stock options, if material, and include the disclosure of the following:

•

Specifically name the assumptions associated with each critical accounting policy, how you arrived at the estimate used in the financial statements, and why the assumptions bear risk of change;

•

Whether and how the estimate/assumption is reasonably likely to change in the future;

•

Your specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect, through quantitative and qualitative disclosure

Refer to SEC Release No. 33-8350 and 33-8040.

RESPONSE:  Comment noted.  In future filings, the Company will disclose the material implications of uncertainties associated with the methods, assumptions and estimates underlying its critical accounting measurements.

Item 8A. Controls and Procedures, page 19

4.     For your Form 10-KSB for the year ended June 30, 2005, we note your disclosure on page 19 that your chief executive officer and chief financial officer believe your disclosure controls and procedures are effective. We have the following comments:

•

In future filings, please revise your reference to the Exchange Act Rules to refer to Rule 13a-15(e) and Rule 15d-15(d).

•

You state that there were no changes in your internal controls or changes in other factors that could affect these controls subsequent to the date of their evaluation. Please be advised that Item 308(c) of Regulation S-B requires that your disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosures in future filings to comply with Item 308 (c).

RESPONSE:  Comments noted. In addition, management confirms to the Staff that there were no changes in our internal controls over financial reporting during the fourth fiscal quarter ended June 30, 2005 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will revise our disclosures in future filings to comply with Item 308 (c).

Financial Statements, page 34

Balance Sheet, page 35

5.  We note that you deferred $1 million of stock offering costs in the quarter ended September 30, 2004. It appears that these costs relate to an offering that was completed in February 2006, at least 17 months later. Please tell us (1) the nature of the advisory services you received, (2) your basis for recognizing $6.1 million of the costs related to these services in the quarter ended September 30, 2004, and (3) your basis for deferring $1 million of stock offering costs, in light of SAB Topic 5:A, which indicates that deferred costs associated with offerings delayed by more than 90 days should be recognized in the income statement.

RESPONSE: Centurion Holdings LLC ("Centurion") has consulted with and assisted the Company with: (1) the development of a 5-year operating strategy and a 3-year operating plan for the Company that focuses on strategic partnering and technology licensing; (2) structuring the Company=s capital with a view toward placing the Company’s equity securities; (3) applying and obtaining a NASDAQ listing for the Company’s common stock; and (4) various on-going business negotiations.  Joseph J. Grano, Jr. and Lee A. Iacocca, agreed to serve as members of an Advisory Group established by the Company on the recommendations of Centurion.

The Company calculated the total fair value of the 3,000,000 stock options granted to Centurion at $7,134,000. The fair value was estimated at the grant date by using the Black-Scholes option pricing model based on the following assumptions:

For the period ended September 30, 2004
Risk free interest rate	2.49%
Expected life	2 years
Expected volatility	59.83%
Dividend yield	0.00%

The Company recognized $6,134,000 in expense associated with the issuance of these options during the period ended September 30, 2004, and elected to defer $1,000,000 (approximately 10% of the estimated financing needs of the Company at the time) as stock offering costs until a financing was completed.

The Company worked closely through Centurion to develop a 5-year strategic plan and a 3-year operating plan over several months. One of the objectives was to determine the amount and type of financing that would best meet the Company’s operational needs. The Company, with the advice and assistance of Centurion, considered multiple financing options, including the placement of convertible preferred stock, convertible debentures, and other debt and/or equity financings.  Once the plan was completed, the Company worked with Centurion to evaluate multiple financing proposals from several groups, including Reedland Capital Partners, William Blair & Co., Cornell Capital, Roth Capital Partners, Fusion Capital Partners, Keystone Equities, among others.

Centurion continued to assist us in evaluating financing options over the last year and, in December 2005, the Company commenced a private placement of its common stock for $3,870,000 in offering proceeds. The offering was completed on January 31, 2006.

When evaluating application of SAB Topic 5A, the Company concluded that its deferral fell specifically under the guidance that . . . “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering” [emphasis added].  The offering was in its proposal state and did not officially commence until December 2005. As such, an offering could not have been aborted. As a result, the Company continued to defer offering costs until the offer was completed on January 31, 2006. The Company intends to charge the deferred amount against the gross proceeds of the offering in our third quarter ended March 31, 2006.

Note 1 - Organization and Summary of Significant Accounting Policies, page 42

6.    We note your disclosures regarding your patents and trademarks and have the following comments:

•

Please tell us and disclose in future filings, the amount of patents which are pending and not being amortized.

•

We note your history of net losses and cash outflows from operations. Please explain, in detail, the factors you consider in determining that your patents and trademarks are not impaired.

RESPONSE:  At June 30, 2005, we had $168,049 in patents that are pending and not being amortized.

Pursuant to FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” management considered the following indicators, among others, when determining whether or not its patents were impaired: 1) any changes in the market relating to the patents that would decrease the life of the asset; 2) any adverse change in the extent or manner in which the patents are being used; 3) any significant adverse change in legal factors relating to the use of the patents; 4) current-period operating or cash flow loss combined with our history of operating or cash flow losses; 5) future cash flow values based on the expectation of commercialization through licensing; and 6) current expectations that, more likely than not, the patents will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

With respect to the Company’s patents and trademarks book value at June 30, 2005 of  $368,001, approximately 1) $137,162 related to patents associated with the manufacturing process we use in connection with our low-duty foam lawn and garden products; 2) $35,871 related to patents and trademarks issued during the past two years in connection with new automobile tire manufacturing technology recently developed by the Company; and 3) $168,049 related to deposits on eight additional patent applications associated with the new automobile tire manufacturing methods and processes.  Although the Company has lost money from inception, the Company’s patents relate to tire manufacturing methods and processes that are considered revolutionary to the tire industry.  The Company has performed projections which included estimating future cash flows for the continued sale of its existing low-duty foam lawn and garden products as well as the commercialization of the new automobile tire manufacturing technology and concluded that the future cash flows will be far greater than the book values of the patents and trademarks. This assertion is further supported by the investment community’s valuation of the Company at an approximate market capitalization of $145,000,000.

Note 3 - Stock Transaction, page 48

7.    We note that some of your options were exercised in a cashless manner during the fiscal 2005. Please tell us the following:

•

Whether your employee option plans specifically permit cashless exercise.

•

Whether cashless exercise is at the discretion of the employee or you.

•

If cashless exercise is at the employee’s discretion, the number of employee options at June 30, 2005, that permit cashless exercise at the employee’s discretion.

•

Whether cashless option exercise is executed through a broker. Please refer to issue 48 of EITF 00-23.

RESPONSE:  The Company’s 2002 Stock Option and Award Plan" (the "Plan"), became effective April 1, 2002, the same date as the option grants in question.  The Plan provides the following: “. . . the written provisions of the Option may provide that payment can be made in whole or in part in shares of Stock of the Company that have been owned by the optionee for more than six months or by the surrender of Options to acquire Stock from the Company that have been held for more than six months, . . .”

The option exercise was at the discretion of the employee and each employee option contained the following language:

Method of Exercise.  This Option may be exercised, in accordance with all of the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options to be exercised along with either: . . .

(c)

Options or other rights to purchase Common Stock valued at the amount by which the closing bid quotations as determined in accordance with Clause (c) above of the Common Stock subject to the options or other rights exceeds the exercise or purchase price provided on such options or rights;

The number of employee options outstanding at June 30, 2005 that permit cashless exercise at the employee’s discretion is 475,000. None of the cashless exercises made by employees during fiscal 2005 were effected through a broker.

Form 10-Q for the period ended December 31, 2005

Financial Statements

Note 2 - Stock Options

8.  You state that the 625,000 options issued to your employees during each of the quarters ended September 30, 2005 and December 31, 2005, are accounted for under APB 25 and that no compensation expense was recognized.  However, we note your disclosure on page 45 in your Form 10-KSB for the year ended June 30, 2005 that you will adopt SFAS 123R for the first quarter of 2006; that is, September 30, 2005, which is consistent with the compliance dates in SEC Release No. 33-8568. As these options appear to be new awards issued after the effective date, under SFAS 123R, you are required to measure and recognize compensation expense for all stock based payments at fair value. Please advise.

RESPONSE:  Although the Company disclosed in its Form 10-KSB for the year ended June 30, 2005, that it was adopting SFAS 123R for the first quarter of 2006, the Company incorrectly determined that SFAS was not applicable to its financial statement presentation until January 1, 2006, instead of July 1, 2005 (the first day of the Company’s fiscal year 2006). The Company will amend its Forms 10-Q for the periods ending September 30, 2005 and December 31, 2005, to reflect the adoption of SFAS 123R and the related impact of the new awards issued after June 30, 2005.

9.  We refer you to your pro forma SFAS No. 123 disclosures. Please tell us why your accounting under SFAS No. 123 resulted in no additional expense, as compared to your accounting under APB No. 25.

RESPONSE: See response to comment number 8 above.

Set forth below is the Company’s proposed correction with respect to the Form 10-Q for the period ended September 30, 2005:

PROPOSED RESTATEMENT FOR THE FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

The Company intends to restate its financial statement for the three month period ended September 30, 2005.  This proposed action is being taken as the result of the failure to timely adopt Statement of Financial Accounting Standard No. 123 (revised 2004) “Share-Based Payment,” (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all stock based awards made to employees and directors based on estimated fair value.

During the period ended September 30, 2005, we issued options to acquire an aggregate of 625,000 shares of our common stock to certain employees in connection with their employment (the “Employment Options”). The Employment Options vest annually over a period of one to three years based on the employees continued employment by the Company. The exercise price for the Employment Options is $6.60 per share. The 625,000 options issued to the employees were issued at or above the market price of our common stock on the date of issue and are accounted under SFAS 123R so that compensation expense is recognized.  The compensation cost for the issuance of the options has been determined based on fair market value at the grant dates consistent with the method of SFAS 123R.  The effect of the restatement includes an increase of $144,764 in selling, general and administrative costs, thereby increasing net loss for the period to $1,211,253, or a loss of $0.06 per share, as indicated below:

	As Reported for the three month period ended September 30, 2005	Restatement Adjustment	As Restated
Net Sales	$ 435,969	$ -	$ 435,969
Cost of Sales	354,343	-	354,343
Gross Profit	81,626	-	81,626
Expenses
Consulting	-	-	-
Advisory Group Expense	-	-	-
Payroll & Payroll Taxes	490,347	-	490,347
Depreciation & Amortization	89,256	-	89,256
Research & Development	236,381	-	236,381
Bad Debt Expense	-	-	-
Selling General & Administrative	350,486	144,764	495,250
Total Expenses	1,166,471	144,764	1,311,235
Loss From Operations	(1,084,845)	(144,764)	(1,229,609)
Other Income
Interest Income	17,304	-	17,304
Other Income	1,052	-	1,052
Total Other Income	18,356	-	18,356
Net Loss	$ (1,066,489)	$ (144,764)	$ (1,211,253)
Basic Loss Per Share	$ (0.05)	$ (0.01)	$ (0.06)
Weighted Average Number Shares	19,715,806	-	19,715,806

PROPOSED RESTATEMENT FOR THE FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

The Company intends to restate its financial statement for the three and six month periods ended December 31, 2005.  This proposed action is taken as the result of the failure to timely adopt Statement of Financial Accounting Standard No. 123 (revised 2004) “Share-Based Payment,” (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all stock based awards made to employees and directors based on estimated fair value.

During the three and six month periods ended December 31, 2005, we issued options to acquire an aggregate of 625,000 shares and 150,000  shares of our common stock , respectively, to certain employees in connection with their employment (the “Employment Options”). The Employment Options vest annually over a period of one to three years based on the employees continued employment by the Company. The exercise prices for the Employment Options are $6.60 and $5.36 per share, respectively. The options issued to the employees were issued at or above the market price of our common stock on the date of issue and are accounted under SFAS 123R so that compensation expense is recognized.  The compensation cost for the issuance of the options has been determined based on fair market value at the grant dates consistent with the method of SFAS 123R. The effect of the restatement includes an increase of $173,136 and $317,900 in selling, general and administrative costs for the three and six month periods ending December 31, 2005, respectively , thereby increasing net loss for the respectively periods to $1,332,465 and $2,543,718, or a loss of $0.07 and $0.13 per share, as indicated below:

1

	As Reported for the three month period ended December 31, 2005	Restatement Adjustment	As Restated	As Reported For the six month period ended December 31, 2005	Restatement Adjustment	As Restated

Net Sales	$ 302,255	$ -	$ 302,255	$ 738,224	$ -	$ 738,224
Cost of Sales	258,439	-	258,439	612,781	-	612,781
Gross Profit	43,816	-	43,816	125,443	-	125,443
Expenses
Consulting	99,498	-	99,498	99,498	-	99,498
Advisory Group Expense	-	-	-	-	-	-
Payroll & Payroll Taxes	519,060	-	519,060	1,009,407	-	1,009,407
Depreciation & Amortization	91,873	-	91,873	181,129	-	181,129
Research & Development	151,825	-	151,825	388,208	-	388,208
Bad Debt Expense	211	-	211	211	-	211
Selling General & Administrative	348,336	173,136	521,472	698,822	317,900	1,018,722
Total Expenses	1,210,803	173,136	1,383,939	2,377,275	317,900	2,695,175
Loss From Operations	(1,166,987)	(173,136)	(1,340,123)	(2,251,832)	(317,900)	(2,569,732)
Other Income
Interest Income	7,649	-	7,649	24,953	-	24,953
Other Income	9	-	9	1,061	-	1,061
Total Other Income	7,658	-	7,658	26,014	-	26,014
Net Loss	$(1,159,329)	$ (173,136)	$(1,332,465)	$(2,225,818)	$ (317,900)	$(2,543,718)
Basic Loss Per Share	$ (0.06)	$ (0.01)	$ (0.07)	$ (0.11)	$ (0.02)	$ (0.13)
Weighted Average Number Shares	20,038,287	-	20,038,287	19,877,047	-	19,877,047

Management’s Discussion and Analysis, page 13

Results of Operations, page 15 and Liquidity and Capital Resources, page 16

10.

We have considered the discussion and analysis currently provided in the results of operations section, as well as the liquidity section. Given your decreasing gross margins and negative cash from operating activities, and in light of the going concern comment above, we believe that in future filings, your discussion should address, with quantification where appropriate and necessary, the specific factors that led to the material changes in net sales, cost of sales, corporate expense, operating expense, and operating cash flows in greater detail. We do not believe that as currently presented, your discussion is sufficient to address the underlying reasons that contribute to the variations. Please be advised that this section should not simply textually reiterate what is contained in the financial statements. Refer to Item 303 of Regulation S-B as well as the Interpretive Guidance released in December 2003 on Management’s Discussion and Analysis (Release 33-8350) available at www.sec.gov.

RESPONSE: Comments noted. In future filings, the Company will revise its disclosures in the MD&A to address, with quantification where appropriate and necessary, the specific factors that led to the material changes in net sales, cost of sales, corporate expense, operating expense, and operating cash flows in greater detail.

11.   We note that you no longer disclose that there is substantial doubt about your ability to continue as a going concern, as you had disclosed in the Form 10-Q for the period ended September 30, 2005, as well as in the Form 10-KSB for the year ended June 30, 2005.  Given that your retained deficit has continued to increase to $38.7 million at December 31, 2005 and given your history of operating losses, net losses, and negative cash flows from operating activities, please tell us and disclose, in future filings, the factors you considered in determining that you no longer have substantial doubt about your ability to continue as a going concern. As part of this discussion, please disclose:

•

the principal conditions and events that initially caused your auditors to believe there was substantial doubt to continue as a going concern;

•

the possible effect of such conditions and events, and any mitigating factors, including management’s plans;

•

a discussion of prospective information regarding your needs for capital;

•

an evaluation of the amounts and certainty of cash flows;

•

whether you have sufficient resources to meet short-term and long-term cash requirements, and the basis for your views.

RESPONSE: The Company was a development stage company from inception (January 1995) through its fiscal year ended June 30, 2002. Because the company has been engaged in the development of manufacturing technology, it had limited sales until fiscal year 2003. As a result, there has always been substantial doubt as to the Company’s ability to continue as a going concern. The Company has consistently disclosed these conditions; the possible effect of such conditions and events, and any mitigating factors, including management’s plans and a discussion of prospective information regarding the Company’s capital needs.  Set forth below is an excerpt from theMD&A in the Company’s Form 10-Q for the period ending September 30, 2005:

Our financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  We have historically incurred significant losses which have resulted in a total retained deficit of $37,530,324 at September 30, 2005 which raises substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

We have taken certain steps to maintain our operating and financial requirements in an effort to enable us to continue as a going concern until such time that revenues are sufficient to cover expenses, including: (1) evaluating (A) our cost of goods and equipment utilization and requirements of our manufacturing operations, and (B) our sales and marketing plan on a product sector basis; (2) continued revisions to our methods, processes and costs in order to achieve necessary manufacturing efficiencies (i.e., line automation, reduced material costs, reduced product waste, etc.); and (3) seeking reduced material and component costs from suppliers.

In addition, to expand revenue opportunities during the fiscal year we have  commenced a program of (1) licensing manufacturing and distribution rights to certain of our polyurethane tire products to third-party manufacturers based on such factors as geographical locations and boundaries; (2) selling manufacturing equipment to third-party manufacturers to manufacture products utilizing our manufacturing equipment and processes; (3) selling our proprietary polyurethane chemical systems to third-party manufacturers that utilize our manufacturing equipment and processes; and (4) offering contract design and engineering services to the tire and auto industries.

To supplement our cash needs during 2006 fiscal year we have (1) obtained approximately $1,500,000 in funding through the exercise of outstanding options; and (2) expect to issue common stock in lieu of cash as compensation for employment, development, and other professional services. We are currently evaluating funding strategies to help offset any cash shortfalls that may occur during and after the 2006 fiscal year. We anticipate that during the balance of the 2006 fiscal year we will need approximately $3,000,000 to implement our plan and to meet our working capital requirements.

Our ability to continue as a going concern is dependent upon our ability to successfully accomplish the plan described above, and eventually attain profitable operations.

Although the Company has consistently operated at a loss and a negative cash flow, the Company has always had little, if any, debt and has consistently had a positive net tangible book value. In connection with the preparation of its financial statement for the period ended December 31, 2005, management analyzed the Company’s cash needs. Based on this analysis, the Company concluded that the $3,870,000 in cash received during January 2006 (from the private placement of its common stock), coupled with the Company’s approximately $2,600,000 in cash and cash equivalents and the potential business prospects for its products and technology, was sufficient to meet the Company’s short-term and long-term cash requirements, thus eliminating the need for the going concern qualification in its December 31, 2005 Form 10-Q.  Our auditors concurred with this determination.

Item 4, Controls and Procedures, page 17

12.  In your Form 10-Q for the quarters ended September 30, 2005 and December 31, 2005, we note your disclosure that your chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings. Please revise, in future filings, your conclusion regarding the effectiveness of disclosure controls and procedures to cover the full definition in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, please clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

RESPONSE: Comments noted.  In future filings, the Company will revise its controls and procedures to disclose management’s conclusions regarding the effectiveness of disclosure controls and procedures to cover the full definition in Exchange Act Rules 13a-15(e) and 15d-15(e).  In addition, the Company will further revise to provide the additional language as requested in this comment 12.

Part II - Other Information, page 17

Item 1. Legal Proceedings, page 17

13.  We note your disclosure regarding the petition for cancellation against Richard A. Steinke, your Chairman, President and Chief Executive Officer, in connection with the use of the Amerityre trademark. Please tell us and disclose in future filings within management’s discussion and analysis, the nature of the petition and any implications, financial and otherwise, it may have on you. Discuss the effect that costs associated with this petition will have on your operating results, financial position, or liquidity. If you conclude that the expected effects of the petition are immaterial for disclosure, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

RESPONSE: Comments noted. The Company will conform disclosure in future filings to be consistent with the Staff’s comments.  Our proposed disclosure is as follows:

In November 2005, Continental Automotive Licensing Corp. (“Petitioner”) filed a Petition for Cancellation #92045199 (“Petition”) in the United States Patent and Trademark Office (the “Trademark Office”) against Richard A. Steinke, our Chairman, President and Chief Executive Officer.  Petitioner alleges that it is being, has been, and will be damaged by the continued existence of the Amerityre® trademark and has asked the Trademark Office to cancel the registration.  This registered trademark (Registration No. 2,401,989) was issued November 7, 2000 by the Trademark Office to Mr. Steinke and assigned by him to us in June 2001.  We believe that the Petition is without merit and we expect to vigorously defend our use of the trademark.  The potential financial impact is impossible for the Company to evaluate or quantify at this early stage of the proceedings.  We are currently in discovery and we have made extensive discovery requests in response to the petition. The Petitioner has requested and been granted an extension to reply to our requests.

14.  Please tell us and disclose, in future filings, the terms of the settlement and release agreement in the case against Prototype Engineering, Inc. In particular, please tell us and disclose, in future filings, any income or losses recognized in your financial statements, as part of this settlement.

RESPONSE: The parties agreed to keep the terms of the Settlement Agreement confidential and that they will not, directly or indirectly, publish or disclose the terms of the Settlement Agreement and will take all necessary actions and precautions to protect the confidentiality of the terms of the Settlement Agreement. However, the Settlement Agreement provides that, nothing therein shall be construed to prevent the parties  from disclosing any portion of such information  . . . “upon the request, order or requirement of any governmental or administrative agency to provide information to it; . . .”

Based on the Staff’s request, the Company hereby provides the terms of settlement to the staff and confirms that this disclosure will be included in future filings:

The Company paid $100,000 to Prototype Engineering, Inc. and agreed that the settlement resolved the lawsuit. The settlement is in no way an admission of fault, guilt, liability, or wrongdoing on the part of either Party, and any possible fault, guilt, liability, or wrongdoing by either Party was expressly denied. Each of the Parties agreed, on its own behalf and on behalf of his or its officers, directors, agents and employees not to disparage or demean the business, the reputation, the good faith, character, ability, or products of the other Party.

The company recognized the settlement expense during the three month period ended September 30, 2006, and it is included in the selling, general and administrative expenses for that period.

If you have any questions regarding our responses or need any additional information, please telephone the undersigned at 801-870-5134 or 702-592-4423, or our outside counsel, John C. Thompson, at 801-363-4854.  Thank you for your assistance.

AMERITYRE CORPORATION

/s/Elliott N. Taylor

Elliott N. Taylor

Executive Vice-president and General Counsel

Cc:

John C. Thompson, Attorney at Law

Richard Friedman, Esq., Sichenzia Ross Friedman Ference, LLC.

Eric Pinero, Esq., Sichenzia Ross Friedman Ference, LLC.

Jeff Jones, HJ & Associates, LLC.

2